Exhibit 99.1

NEWS RELEASE
EnCana doubles cash reward to $1 million to help solve Dawson Creek bombings
CALGARY, Alberta (July 30, 2009) — EnCana Corporation has doubled its offer of a cash reward for helping solve the Dawson Creek bombings. EnCana is offering up to $1 million cash for information directly leading to the arrest and prosecution of the individual or individuals responsible for the recent bombings at EnCana facilities in the Tomslake area near Dawson Creek, British Columbia. The reward, subject to the Terms and Conditions set out below, is intended to encourage anyone with information, including EnCana employees and contractors, help the police solve these crimes, stop any further attacks and help ensure the safety of the communities in and around Dawson Creek.
“We have doubled our reward, now up to $1 million, in the hope that someone will come forward to help solve these crimes. We are very willing to pay $1 million for information that helps stop these bombings and end these threats to the safety of the people in the Dawson Creek communities,” said Mike Graham, EnCana’s Executive Vice-President & President, Canadian Foothills Division.
“As well, EnCana employees and contractors are now eligible for the reward. We want to remove any barrier that would prevent someone with crime-solving information from coming forward. We have made this change to encourage someone who may have previously been reluctant to share information to now do the right thing and help police solve these crimes,” Graham said.
“We have witnessed six bombings of natural gas facilities in the past nine months. Each one is a threat to the safety, well being and peace of mind of our workers, contractors and the people who live in the affected communities. These are violent and dangerous criminal acts. They disrupt the lives of the people who live there and pose a very serious risk of causing injury or even death. The safety of our workers and the people who live in the communities where we operate is of paramount importance,” Graham said.
Persons with information about these bombings who want to qualify for the reward are encouraged to contact the Royal Canadian Mounted Police in one of the following ways:
•	Telephone the RCMP toll-free at 1-866-994-7473

•	Go online by visiting: www.dawsoncreekbombings.com

•	Visit: www.encana.com and click on the Dawson Creek bombings link to the RCMP website

•	Visit your local detachment of the RCMP
The RCMP is investigating six bombings that occurred between October 2008 and July 2009 at three pipeline locations, a metering shed on an EnCana well site and two wellheads. The most recent attack on a wellhead occurred on July 1 and took four days to bring under control.
Terms and Conditions of reward payment
The obligation for EnCana Corporation to pay the reward is subject to the following conditions:
1.
To qualify for the cash reward, the information and testimony provided must be determined to be of high quality, significantly advancing the investigation of the RCMP and integral to the criminal prosecution of an individual or individuals responsible for any or all of the bombings.

EnCana Corporation	1

2.
After consulting with the RCMP and the Crown Prosecutor assigned to the prosecution, EnCana will determine, in its sole discretion, the monetary value, if any, of any information and assistance provided to the investigation and the prosecution. EnCana’s determination of the value of information shall be final, binding and not reviewable. In the event that more than one person or persons are deemed eligible for the reward, the total of all reward payments will not exceed CDN $1,000,000.

3.
EnCana reserves the right to reject a claim for payment of the reward to any individual or individuals providing information if there has been collusion or criminal involvement on their part in any of the bombings or criminal involvement in acquiring information about the bombings.

4.	The following words and phrases have the following meanings:
(a)	“bombings” means all or any of the explosions which damaged EnCana’s wells and facilities near Dawson Creek, B.C.

(b)	“cash reward” means an amount payable in accordance with the directions of the individual or individuals who provided the information and testimony fulfilling the terms and conditions described above.
EnCana Corporation
EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. For more company information, go to www.encana.com.
FOR FURTHER INFORMATION:
EnCana Corporate Communications
Media contact:
Alan Boras
Manager, Media Relations
(403) 645-4747

EnCana Corporation	2